SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The notice of Delhaize Group, an English translation of which is attached hereto as Exhibit 99.1, was mailed on or about March 27, 2008 to registered holders of Delhaize Group’s ordinary shares, in connection with an Extraordinary General Meeting of Shareholders to be held on Friday, April 25, 2008, at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

The information statement of Delhaize Group, which is attached hereto as Exhibit 99.2, was provided by Delhaize Group’s depositary, The Bank of New York, pursuant to a notice mailed on or about March 27, 2008 to the holders of Delhaize Group American Depositary Shares as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with the Extraordinary General Meeting of Shareholders to be held on Friday, April 25, 2008.

Exhibit Index

Exhibit	Description

Exhibit 99.1	Form of Notice to Holders of Delhaize Group Ordinary Shares of the extraordinary general meeting to be held on Friday, April 25, 2008 (English translation)

Annex 1 to Exhibit 99.1	Form of Notice of Intent to Attend the extraordinary general meeting of Delhaize Group to be held on April 25, 2008 (English translation)

Annex 2 to Exhibit 99.1	Form of Proxy in the form approved by Delhaize Group (English translation)

Annex 3 to Exhibit 99.1	Information statement providing additional information on the agenda items (English translation)

Annex 4 to Exhibit 99.1	Document comparing the current version of the articles of association with the amended version as proposed to the extraordinary general meeting (English translation)

Annex 5 to Exhibit 99.1	Form of Notice of Intent to Vote by Correspondence for the general meeting of Delhaize Group to be held on April 25, 2008 (English translation)

Exhibit 99.2	Form of Information Statement to Holders of Delhaize Group American Depository Shares regarding the extraordinary general meeting to be held on Friday, April 25, 2008

Annex 1 to Exhibit 99.2	Agenda of the extraordinary general meeting to be held on Friday, April 25, 2008

Annex 2 to Exhibit 99.2	Voting Instruction Form to Holders of Delhaize Group American Depositary Shares

Annex 3 to Exhibit 99.2	Document instructing Holders of Delhaize Group American Depositary Shares of availability of proxy materials on the Internet and procedures for requesting a hard copy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date:	April 11, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

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